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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No. 2 )/1/
                                           ---


                               INDIVIDUAL, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  455912-10-5
--------------------------------------------------------------------------------
                                (CUSIP Number)

               Susan J. Nock, Testa, Hurwitz & Thibeault, LLP,
                      High Street Tower, 125 High Street,
                       Boston, MA 02110  (617) 248-7000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 24, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 4 Pages)

----------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP NO. 455912-10-5                 13D                      Page 2 of 4 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

          NewsEDGE Corporation (formerly Desktop Data, Inc.)

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 04-3016142
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          OO

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [_]
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
                              0
                           -----------------------------------------------------
          SHARES           8  SHARED VOTING POWER
       BENEFICIALLY           0
         OWNED BY          -----------------------------------------------------
           EACH            9  SOLE DISPOSITIVE POWER
         REPORTING            0
          PERSON           -----------------------------------------------------
           WITH            10 SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         [_]
      SHARES*

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                          -----------------
CUSIP NO. 455912-10-5                 13D                      Page 3 of 4 Pages
---------------------                                          -----------------

   This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on November 12, 1997 (the "Schedule 13D") by Desktop Data, Inc. ("Desktop"), now known as NewsEDGE Corporation, with respect to the shares of common stock, par value $0.01 (the "Issuer Common Stock"), of Individual, Inc. (the "Issuer").

   Unless otherwise defined herein, all capitalized terms shall have the meaning ascribed to them in the Schedule 13D.

   Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows.

Item 5.  Interests in Securities of the Issuer

   The merger (the "Merger") of the Issuer with and into Desktop was consummated on February 24, 1998. The Stock Option granted by the Issuer to Desktop, pursuant to which Desktop had the right, upon the occurrence of certain events, to purchase from the Issuer up to 3,249,779 shares of Issuer Common Stock, terminated at the effective time of the Merger. In addition, the Participation Agreement, which subjected shares of Issuer Common Stock beneficially owned by Michael E. Kolowich, Joseph A. Amram, Burr, Egan, Deleage & Co., Marino R. Polestra, Elon Kohlberg, James D. Daniell, William A. Devereaux, Robert L. Lentz, Gregory S. Stanger, Jeffery S. Galt, Microsoft Corporation and the Dialog Corporation (formerly Knight-Ridder Information, Inc.) to certain voting restrictions, terminated at the effective time of the Merger.

   As a result of the Merger, no shares of the Issuer Common Stock remain outstanding. Each issued and outstanding share of Issuer Common Stock was converted into one-half (1/2) of one share of common stock, par value $0.01 per share, of Desktop, which was renamed as of the effective time of the Merger to "NewsEDGE Corporation."

---------------------                                          -----------------
CUSIP NO. 455912-10-5                 13D                      Page 4 of 4 Pages
---------------------                                          -----------------

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   March 9, 1998                   NEWSEDGE CORPORATION


                                        By:    /s/ Donald L. McLagan
                                              ---------------------------
                                              Donald L. McLagan
                                              President, Chairman and Chief
                                              Executive Officer